ADSERO CORP.
2101 Nobel Street
Sainte Julie, Quebec, Canada J3E 1Z8

September 21, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attention:	David L. Orlic, Esq.
Mail Stop 4561

Re:	Adsero Corp.
Preliminary Revised Information Statement on Schedule 14C
Filed on September 11, 2007
File No. 000-31040

Ladies and Gentlemen:

By letter dated September 13, 2007 (the “Comment Letter”) from Mark P. Shuman, Branch Chief-Legal, Adsero Corp. (the “Company”) was informed of the comments of the Staff with respect to the Company’s Preliminary Revised Information Statement that was filed with the Commission on September 11, 2007. Set forth below are the Staff’s comments, indicated in bold, together with our responses thereto.

General

1.	In our letter dated August 22, 2007, we asked you to provide, in connection with responding to our comments, a written statement from the company containing a number of acknowledgements. Please do so.

We hereby acknowledge the following:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 21, 2007

Amendment of Certificate of Incorporation, page 2

2.
In comment 2 of our letter dated August 22, 2007, we asked you to disclose any issuance plans you may have for the effective increase in authorized shares. You responded by disclosing that you do not presently have any "agreements in place" with respect to certain corporate transactions that would result in the issuance of shares following the reverse split. Please tell us specifically whether you have any plans, proposals or arrangements with regard to the issuance of shares. Plans, proposals or arrangements can exist absent a formal agreement. If you have plans, proposals or arrangements of this nature, please make the requisite disclosures in your information statement. See Note A Schedule 14A.

The Company has no present agreements, plans, proposals, or arrangements with regard to the issuance of shares following the reverse split. A statement to this effect will be added to the document at the time of filing a Definitive Information Statement.

Security Ownership of Certain Beneficial Owner; and Management, page 6

3.
In comment 4 of our letter dated August 22, 2007, we asked you to provide the analysis supporting your conclusion that you obtained consents without engaging in a solicitation, as defined in Rule 14a-161). In your response, you state that you obtained what appears to be more than half of the necessary consents from a financial advisor to the company and five of its clients. However, the nature of a shareholder's relationship with the company does not alone establish whether that shareholder was solicited within the meaning of Rule 14a-l(1). Similarly, a statement that the shareholder became aware of the proposed reverse split in its "course of dealings" with the company also does not establish that the shareholder was not solicited, particularly if those dealings include a solicitation, as defined in Rule 14a-1(l). Please provide us with a more detailed analysis as to why you believe there was no solicitation.

The Company did not call, contact, or otherwise solicit or approach any of the persons that signed the shareholder consent for the purpose of asking them to sign a consent authorizing a reverse stock split. The financial advisor to the Company and five of its clients contacted the Company for the purpose of discussing possible ways in which they could salvage their investment in the Company. In the course of such communications, the possible beneficial effects of a reverse stock split were discussed. At such time, these persons made it known that they would be agreeable to a reverse stock split or any other proposal intended to benefit the Company and increase its prospects for future success. The other signatories to the consent were members of management of the Company or its operating subsidiary (including entities owned by such persons) or were business partners of the Company.

4.
In your revised beneficial ownership table, you do not indicate that Mr. Lachambre is an officer or director of your company. However, in response to question 4 of our letter dated August 22, 2007, you indicate that Mr. Lachambre is the vice president of sales of your company. Please explain, or revise your statement.

Securities and Exchange Commission
September 21, 2007

Mr. Lachambre is the Vice President - Sales of the Company’s operating subsidiary and as such was not identified as an officer or director of the Company.

Form of Certificate of Amendment to the Certificate of Incorporation

5.
In response to comment 6 of our letter dated August 22, 2007, you state that you amended your certificate of incorporation on March 19, 2004 and filed the form of amendment with the Commission on February 23, 2004. Item 601(b)(3)(i) of Regulation S-B required you to file a complete copy of your certificate of incorporation, as amended, upon filing the amendment with the Delaware Secretary of State. You do not appear to have done so. At the very least, the item required you to file your amended certificate of incorporation with the Commission as an exhibit to your next periodic report. You have continued to incorporate by reference to your original Form 10 in your intervening annual reports. At a minimum, you should now amend your most recent periodic report to include as an exhibit a complete copy of your certificate of incorporation, as amended. In future periodic reports, you may then incorporate by reference to that amended periodic report.

At such time that the Company resumes the filing of periodic reports, it will amend its most recent periodic report to include as an exhibit a complete copy of the Company’s Certificate of Incorporation, as amended on March 19, 2004.

* * * * *

We believe that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to these explanations, please contact our legal counsel, Scott Rapfogel of Gottbetter & Partners, LLP, at 212-400-6900. If the Staff has no further comments we intend to file a Definitive Information Statement which will contain the changes discussed in Comment 2 above.

Very truly yours,

ADSERO CORP.

By	/s/ William Smith
Name: William Smith
Title: Secretary